ASPIRATION FUNDS
116 South Franklin Street
Rocky Mount, North Carolina 27804
 252-972-9922

October 11, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Aspiration Funds (File Nos. 333-192991 and 811-22922)
Ladies and Gentlemen,
In accordance with Rule 101(a)(iv) of Regulations S-T and Tule 17g-1 under the Investment Company Act of 1940, as amended, please find enclosed herewith copies of:
(1)	The current insured Fidelity Bond ("Insured Fidelity Bond") for the Trust;
(2)	The resolutions of a majority of the Board of Trustees who are not "interested persons" of the Trust approving the form, type, coverage and amount of the bond.
The premium that has been paid under the Insured Fidelity Bond covers the period of October 10, 2017 to October 10, 2018 for an aggregate coverage amount of $250,000.
If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3802.

Yours truly,

/s/ Matthew J. Beck
 Matthew J. Beck

cc:	Derek Newman Division of Investment Management U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

APPROVAL OF FIDELITY BOND RENEWAL
 AND ALLOCATION AGREEMENT FOR THE TRUST

Proposed:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured Fidelity Bond written by The Travelers Indemnity Company in the amount of $250,000 covering each series of the Aspiration Funds, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the portfolios for each series of the Trust;
RESOLVED, that the premium on the Fidelity Bond to be allocated to each series of the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Fidelity Bond and the amount of the premium for the Fidelity Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;
RESOLVED, that any one of the officers are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Fidelity Bond are approved, ratified, and confirmed in all respects.